Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a transcription of an interview with Doug Parker.

DOUG PARKER: I’m Doug Parker. I’m the Chairman and CEO of US Airways.

AIRLINE COMPANY CEO’S

DOUG PARKER: We get together to—primarily to work on lobbying in DC (which is something that other industry groups do), and not much else. So that’s most of what we’re talking about. So, therefore, when we’re together, we tend to spend a lot of our time commiserating about how the government is making our lives difficult, sometimes, in this business, through high taxation and other issues that we’re going to work together and try to get fixed.

ADVICE

DOUG PARKER: I get a lot of advice from customers, and we listen to that all the time. My wife is the person that probably get—that I ask for the most advice on situations. She used to be a flight attendant at American Airlines; was there for 13 years. She still has a really good feel for how employees will react to a message. And then, you know, at more of a CEO level, Herb Kelleher at Southwest Airlines, who’s become a friend of mine and somebody that I look to all the time for advice—really from example as opposed to asking him questions, but I do my best to try and watch Herb as closely as I can and learn everything I can. What Herb has done, I think, better than anyone is get the employees, all the team members at Southwest, engaged in the airline and excited about it. It’s not an easy thing to do. It took a lot of work on his part, but he’s extremely good at it. That’s something we’d like to do with the new American, and it’s something we’re going to have to work hard at, and we plan to.

A YOUNG CEO

DOUG PARKER: When I became CEO at the age of 39, you know, I look back on it now and realize all the things I didn’t know, but I think I was capable and competent. Not so much because of me, but because what I knew is that I needed to have a team of people that had the experience that I didn’t have to go do the things they knew how to do. And really what I do is do my best to hire a really good team and give them the latitude to do the job the way they want, and you can do that at any age.

HALLOWEEN

DOUG PARKER: Every Halloween, we have been for quite some time now at US Airways, dressing up—basically making fun of ourselves to go out and entertain the employees around our system. And it’s fun, and our employees appreciate it and enjoy it. And we make fools of ourselves; this year I made a fool of myself trying to do the Psy Gangnam Style dance. Didn’t do it particularly well, but that’s okay. I don’t want to pretend like I did a lot of work because I wasn’t that good at it. But yeah, no, I spent a little time the night before looking at videos, yes.

BALANCING IT ALL

DOUG PARKER: It’s hard, particularly in a world where you’re always connected, to separate work from your family life. But I work really hard at it, and it’s really important to me. It makes me a better executive if I can make sure that I’m spending time with my family. My job requires me to travel a lot, but I work really hard to limit that travel to, you know, pockets of two or three days at a time so I’m not gone from home for a really extended period for a long time. I find when I do that, I get too disconnected from the family and I’m not as good at work.

APPS

DOUG PARKER: I’m not as app savvy as most. I’m getting there. My kids are helping me get there. But nothing that I really use for my work that gets me there. A lot of fun stuff that I use, including Shazam to figure out songs is one of my favorites.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.